SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

Skillz Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83067L109

(CUSIP Number)

Mike Davis

c/o WestCap Management, LLC

590 Pacific Avenue San

Francisco, CA 94133

(646) 645-4356

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83067L 109	13D/A	Page 1 of 10 Pages

1	NAME OF REPORTING PERSON Laurence A. Tosi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 83067L 109	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 83067L 109	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Strategic Operator Fund GP, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 83067L 109	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Strategic Operator Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 83067L 109	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Skillz 2020 Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 83067L 109	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Skillz, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 83067L 109	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Skillz 2020-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 83067L 109	13D/A	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Skillz 2020-A1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 83067L 109	13D/A	Page 9 of 10 Pages

1	NAME OF REPORTING PERSON WestCap Skillz 2020, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 83067L 109	13D/A	Page 10 of 10 Pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Statement”) is being jointly filed by the Reporting Persons (as defined below) to amend the Statement originally filed with the Securities and Exchange Commission on December 28, 2020 with respect to shares of Class A Common Stock, par value $0.0001 per share of Skillz Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), whose principal executive offices are located at 6625 Badura Avenue, Las Vegas, Nevada 89118. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, the Statement remains unchanged.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Laurence A. Tosi, an individual, as the sole owner of each of WC Management and WC SOF GP (each as defined below);

•	WestCap Management, LLC, a Delaware limited liability company (“WC Management”), as the managing member of each of WC Skillz 2020 Co-Invest, WC Skillz and WC Skillz 2020 (each as defined below);

•	WestCap Strategic Operator Fund GP, Limited, a Cayman Islands exempted limited partnership (“WC SOF GP”), as the general partner of WC SOF LP (as defined below);

•	WestCap Strategic Operator Fund, L.P., a Cayman Islands exempted limited partnership (“WC SOF LP”), as the sole member of each of WC Skillz 2020-A and WC Skillz 2020-A1 (each as defined below);

•	WestCap Skillz 2020 Co-Invest, LLC, a Delaware limited liability company (“WC Skillz 2020 Co-Invest”), with respect to the shares of Class A Common Stock it beneficially owns directly;

•	WestCap Skillz, LLC, a Delaware limited liability company (“WC Skillz”), with respect to the shares of Class A Common Stock it beneficially owns directly;

•	WestCap Skillz 2020-A, LLC, a Delaware limited liability company (“WC Skillz 2020-A”), with respect to the shares of Class A Common Stock it beneficially owns directly;

•	WestCap Skillz 2020-A1, LLC, a Delaware limited liability company (“WC Skillz 2020-A1”), with respect to the shares of Class A Common Stock it beneficially owns directly; and

•	WestCap Skillz 2020, LLC, a Delaware limited liability company (“WC Skillz 2020”), with respect to the shares of Class A Common Stock it beneficially owns directly.

As set forth below, as a result of the transactions described herein, the settlement on September 14, 2021 of trades entered on September 10, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Statement and constitutes an exit filing for the Reporting Persons. Except as otherwise provided herein, each Item of the Statement remains unchanged as of September 14, 2021. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons executed a written agreement relating to the joint filing of the Statement and any amendments thereto on December 28, 2020, a copy of which is included as Exhibit 3 hereto.

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Statement in their entirety as follows:

On March 18, 2021, WestCap Skillz Co-Invest, LLC, WestCap Skillz, LLC, WestCap Skillz 2020, LLC, WestCap Skillz 2020-A, LLC and WestCap Skillz 2020-A1, LLC (the “WestCap Stockholders”) entered into an underwriting agreement (the “March 2021 Underwriting Agreement”), with the Issuer, the other selling stockholders named on Schedule II attached thereto (such selling stockholders collectively with the WestCap Stockholders, the “March 2021 Selling Stockholders”) and the underwriters named therein (the “March 2021 Underwriters”) in connection with a registered secondary offering of 32,000,000 Class A Common Stock by the Issuer and the March 2021 Selling Stockholders (the “Secondary Offering”). Pursuant to the March 2021 Underwriting Agreement, the WestCap Stockholders agreed to sell up to 4,103,880 shares of Class A Common Stock to the March 2021 Underwriters at a price of $23.34 per share.

In connection with the March 2021 Underwriting Agreement, the March 2021 Selling Stockholders entered into a lock-up agreement (the “March 2021 Lock-Up Agreement”), pursuant to which the March 2021 Selling Stockholders agreed not to dispose of any shares of the Issuer’s Class A Common Stock, Class B Common Stock, or securities convertible into or exchangeable for shares of such Common Stock from March 18, 2021 through June 13, 2021, subject to certain exceptions.

The foregoing descriptions of the March 2021 Underwriting Agreement and March 2021 Lock-Up Agreement do not purport to be complete and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

(a), (b) On March 23, 2021, the WestCap Stockholders, pursuant to the March 2021 Underwriting Agreement, sold 4,103,790 shares of Class A Common Stock to the Underwriters at a price of $23.34 per share in connection with the Secondary Offering as set forth in the table below:

Closing Date:	WC Skillz 2020 Co-Invest	WC Skillz	WC Skillz 2020-A	WC Skillz 2020-A1	WC Skillz 2020
March 23, 2021	1,476,873	1,339,718	969,832	231,307	86,060

The following disclosure assumes that there are 339,335,182 shares of Class A Common Stock outstanding, as of September 10, 2021 as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on November 9, 2021.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities and Exchange Act of 1934, as amended, as of the settlement on September 14, 2021 of trades entered on September 10, 2021, the Reporting Persons were deemed to beneficially own 16,544,289 shares of Class A Common Stock, representing 4.88% of the outstanding shares of Class A Common Stock.

As of December 20, 2022, the Reporting Persons were deemed to beneficially own 0 shares of Class A Common Stock, representing 0% of shares of the outstanding Class A Common Stock.

(c) None of the Reporting Persons or persons listed on Schedule I attached to the Statement has effected any transactions in the shares of Class A Common Stock during the past 60 days.

Around September 9, 2021 and September 10, 2021, the WestCap Stockholders sold, respectively, the following shares of Class A Common Stock on the open market as set forth in the table below:

Trade Date:	WC Skillz 2020 Co- Invest	WC Skillz	WC Skillz 2020-A	WC Skillz 2020-A1	WC Skillz 2020	Price Per Share:		Range of Sales Prices:
September 9, 2021	0	130,581	93,525	22,305	8,299	$11.5857	(1)	—
September 10, 2021								$11.5025-
	523,315	370,347	265,252	63,263	23,536	$11.56	(2)	$11.5857

(1)	Price Per Share for all sales by Reporting Persons on September 9, 2021 was $11.5857.

(2)

Price Per Share is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range rounded to the nearest tenth. Actual prices per share ranged from $11.5025-$11.5857. The Reporting Persons hereby undertake to provide upon request of the SEC staff, full information regarding the number of shares sold at each separate price by the Reporting Persons on September 10, 2021.

(d) No person other than the Reporting Persons is known to have had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) As of the settlement on September 14, 2021 of trades entered on September 10, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock. This Amendment represents the final amendment to the Statement and constitutes an exit filing for the Reporting Persons.

Item 7. Materials to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Statement in its entirety as follows:

Exhibit No.	Description

1.	Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc. and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A). (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

2.	Eighth Amended and Restated Investors’ Rights Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

3.	Joint Filing Agreement, by and among Laurence A. Tosi, WestCap Management, LLC, WestCap Strategic Operator Fund GP, Limited, WestCap Strategic Operator Fund, L.P., WestCap Skillz 2020 Co-Invest, LLC, WestCap Skillz, LLC, WestCap Skillz 2020-A, LLC, WestCap Skillz 2020-A1, LLC and WestCap Skillz 2020, LLC, dated as of December 28, 2020 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on December 28, 2020).

4.	Underwriting Agreement dated March 18, 2021 by and among the Issuer, the selling stockholders listed on Schedule II attached thereto and the underwriters named therein (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form S-1 (file no. 333-254379) filed by Skillz Inc. with the Securities and Exchange Commission on March 17, 2021).

5.	Form of Lock-Up Letter, by and among each of the selling stockholder listed on Schedule II attached to the Underwriting Agreement and the underwriters named therein (incorporated by reference to Annex I to Exhibit 1.1 of the Registration Statement on Form S-1 (file no. 333-254379) filed by Skillz Inc. with the Securities and Exchange Commission on March 17, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: June 11, 2024

LAURENCE A. TOSI

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi

WESTCAP MANAGEMENT, LLC

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP STRATEGIC OPERATOR FUND, GP LIMITED

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP STRATEGIC OPERATOR FUND, L.P.

By:	WestCap Strategic Operator Fund GP, Limited, its General Partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP SKILLZ 2020 CO-INVEST, LLC

By:	WestCap Management, LLC, its Managing Member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SKILLZ, LLC

By:	WestCap Management, LLC, its Managing Member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SKILLZ 2020-A, LLC

By:	WestCap Strategic Operator Fund, L.P., its Sole Member

By:	WestCap Strategic Operator Fund GP, Limited, its General Partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP SKILLZ 2020-A1, LLC

By:	WestCap Strategic Operator Fund, L.P., its Sole Member

By:	WestCap Strategic Operator Fund GP, Limited, its General Partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP SKILLZ 2020, LLC

By:	WestCap Management, LLC, its Managing Member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member